Exhibit 99.1

New Data Presented at European Society of Cardiology Congress 2017 Highlights Clinical Benefit of BRINAVESS®

Results Support the Clinical Utility of BRINAVESS as a Treatment Alternative to Electrical Cardioversion in Patients with Recent Onset Atrial Fibrillation

Retrospective Analysis Suggests that Treatment with BRINAVESS Results in Lower Long-Term Relapse Rate at One-Year Relative to Electrical Cardioversion

NASDAQ: CRME TSX: COM

VANCOUVER, Aug. 30, 2017 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the presentation of new data for BRINAVESS (vernakalant hydrochloride, IV), the Company's antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), in a poster at the European Society of Cardiology Congress (ESC) 2017. The retrospective data analysis showed that administration of BRINAVESS led to faster restoration of sinus rhythm and shorter hospital stays when compared to the same results for electrical cardioversion (ECV). While ECV was more effective in the cardioversion of recent onset AF (94.0% vs. 66.5% respectively), longer-term there was statistically significant reduction in AF recurrence in patients treated with BRINAVESS relative to ECV after 365 days. The abstract, number P3632, is available on the ESC 2017 website.

"These data reinforce our conviction that BRINAVESS remains an important treatment alternative for patients, particularly for those who choose pharmacologic cardioversion over ECV and are not good candidates for sedation or anesthesia required with ECV, and when ECV may not be an optimal strategy. BRINAVESS is also a relevant therapeutic option in countries where treatment with ECV is still prevalent, as well as in treatment centers lacking necessary facilities where the physician may want to treat as quickly as possible," said Kiran Bhirangi, M.D., Cardiome's Head of Medical Affairs. "When used appropriately, BRINAVESS has the potential to improve patient outcomes with its ability to rapidly induce cardioversion, decrease time to discharge and reduce AF recurrence, and it remains a clinically proven option for physicians treating patients in the acute hospital setting."

Poster P3632, "Comparison of intravenous vernakalant and electrical cardioversion in recent-onset atrial fibrillation: Effect on time to restore sinus rhythm and length of hospital stay," is a retrospective study comparing BRINAVESS versus electrical cardioversion (ECV) in the cardioversion of recent onset AF to sinus rhythm after less than 48 hours. For the comparison, a total of 396 consecutive patients were reviewed, with 197 patients receiving BRINAVESS intravenously and 199 patients undergoing ECV. The primary endpoints were time from AF onset to initiation of treatment to restoration of sinus rhythm and length of hospital stay. Full study results are summarized below:

	BRINAVESS	Electrical Cardioversion	p value
Number of patients (n=396)	197	199
% successful cardioversion	66.5	94.0	<0.001
Time from admission to onset of cardioversion (hours)	3.1 ± 2.1	5.9 ± 3.9	<0.001
Time from AF onset to restoration of sinus rhythm (hours)	10.6 ± 6.8	17.4 ± 10.5	<0.001
% patients with restored sinus rhythm within 12 hours of AF onset	43.4	18.4	<0.001
Time to patient discharge (hours)	8.8 ± 5.3	13.7 ± 7.0	<0.001
% AF recurrence at 365-day follow-up	36.1	63.3	<0.001

About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.1 AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.1 AF is associated with a 5-fold increased risk of stroke, 3-fold risk of heart failure, and 2-fold risk of dementia and mortality.1 One in five of all strokes is attributed to atrial fibrillation; these are often severe and result in long-term disability or death. Short duration AF episodes carry the same stroke risk as permanent AF, furthermore, undiagnosed 'silent AF' is a likely cause of some 'cryptogenic' strokes.2 Hospitalizations account for the majority of the cost burden associated with the treatment of AF.  There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.1,2 Early intervention with a rhythm-control strategy to prevent progression of AF may be beneficial to the AF patient.1

About BRINAVESS®

BRINAVESS (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. BRINAVESS is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation < 3 days duration. Vernakalant IV is not approved for use in the United States.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other countries for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban hydrochloride) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern countries and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References

1.	January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2.	Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

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SOURCE Cardiome Pharma Corp.

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For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com

CO: Cardiome Pharma Corp.

CNW 08:00e 30-AUG-17